SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29576; File No. 813-00361]

Riverside Casualty, Inc.; Notice of Application

February 8, 2011

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an order under sections 6(b) and 6(e) of the Investment

Company Act of 1940 (the "Act") granting an exemption from all provisions of the Act,

except section 9, and sections 36 through 53, and the rules and regulations under the Act

(other than rule 38a-1). With respect to sections 17 and 30 of the Act, and the rules and

regulations thereunder, the exemption is limited as set forth in the application.

Summary of Application: Applicant, a single purpose holding company, requests an order

to exempt it and its affiliates from certain provisions of the Act. Applicant will be an

"employees' securities company" within the meaning of section 2(a)(13) of the Act.

Applicant: Riverside Casualty, Inc. ("RCI").

Filing Dates: The application was filed on March 9, 2006, and amended on September 21,

2010, and February 4, 2011.

Hearing or Notification of Hearing: An order granting the application will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to

the Commission's Secretary and serving applicant with a copy of the request, personally or

by mail. Hearing requests should be received by the Commission by 5:30 p.m. on March 7,

2011 and should be accompanied by proof of service on applicant, in the form of an

affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of

the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's

Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090; Applicant, Riverside Casualty, Inc., 111 Riverside Avenue,

Jacksonville, FL 32202.

For Further Information Contact: Laura L. Solomon, Senior Counsel, at (202) 551-6915, or

Janet M. Grossnickle, Assistant Director, at (202) 551-6821 (Division of Investment

Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file

number, or an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicant's Representations:

1. The Haskell Company ("THC"), a Delaware corporation, is a design-build

company that provides architectural, engineering, construction, real estate and facility

management services. All of the outstanding shares of THC's common stock are owned by

The Haskell Company Employee Stock Ownership Trust ("THC ESOP"); Preston H.

Haskell III, Chairman and current employee of THC; and Eligible Employees and Eligible

Family Members, both as defined below. THC purchased insurance policies from

insurance subsidiaries of American Contractors Insurance Group, Ltd. ("Captive"). Captive

is an insurance company exempt from the provisions of the Act under section 3(c)(3) or

3(c)(6) of the Act.

2.   RCI, a Florida corporation, was formed by THC solely to acquire and hold

an equity interest in Captive in order to take advantage of favorable federal income tax

treatment of the insurance premiums paid to Captive and the retroactive rate reductions

received from the insurance subsidiaries of Captive. RCI will be an "employees securities

company" within the meaning of section 2(a)(13) of the Act. RCI's shareholders will have

no opportunity for profit or loss from their RCI shares. In March 2006, shareholders of

THC common stock became the initial shareholders of RCI through a share-for-share-

dividend from THC whereby holders of THC common stock received shares of RCI

common stock. The initial grant of RCI's common stock to Eligible Persons (defined

below) was not registered under the Securities Act of 1933, as amended ("Securities Act")

as the Eligible Persons did not invest their own funds and did not have discretion over

whether or not they received RCI common stock. After the initial grant, RCI common

stock will only be offered through purchases of equity packages under the Amended and

Restated The Haskell Company Employee Equity Plan, as amended (the "Plan") to

Eligible Employees in one or more transactions pursuant to rule 701 of the Securities Act.[1]

Applicant contemplates that at all times the ownership of RCI common stock will be as

nearly identical as possible to that of THC common stock, excepting the THC ESOP.

3.   "Eligible Persons" consist of: (a) Preston H. Haskel III, Chairman and

current employee of THC, and THC administrative employees and permanent craft

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[1] Applicant is not asking for and the Commission is not making any determination with respect to, the Applicant's ability to rely on the no-sale doctrine or rule 701 of the Securities Act.

employees who are currently and actively employed by THC and who are not part-time workers or full-time workers hired temporarily to work at any of THC's jobsites ("Eligible Employees"); and (b) a spouse, child, spouse of a child, brother, sister, parent or grandchild of Mr. Haskell, or of any individual who is an Eligible Employee ("Eligible Family Member"). Participants in the Plan[2] will be informed that: (a) RCI common stock will be sold in a transaction at the par value of $0.001 per share exempt from registration under rule 701 of the Securities Act; (b) the protections afforded by the Securities Act, other than the anti-fraud provisions will not be applicable; (c) RCI will be exempt from most of the provisions of the Act; and (d) resale or hypothecation of shares of RCI common stock are highly restricted under the Securities Act and the articles of incorporation and bylaws of RCI and the Plan. Shares of RCI common stock will be offered and sold at their par value ($0.001 per share), and will be automatically redeemed at the same price upon redemption. No sales load (front end or upon redemption) will be charged to a Participant in the Plan.

4.   Applicant states that RCI's activities will be limited to owning an equity interest in Captive, meeting capital assessments requested by Captive and receiving distributions from Captive with respect to RCI's equity interest. Applicant anticipates that RCI will fund any assessments from Captive with loans and advances from THC. In the event Captive makes a distribution to RCI, RCI will use such distribution for repayment of the total loans and advances from THC to RCI. THC paid all of RCI's start up costs and has agreed to pay RCI's ongoing administrative costs.

5.   RCI will be managed by the Board of Directors of RCI ("RCI Board"). Each member of the RCI Board will be a member of the Board of Directors and/or an

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[2] "Participants" means those Eligible Persons who have acquired RCI common stock.

officer of THC. RCI holds its annual meeting once a year at which time the shareholders

are provided with an annual report of RCI and audited financial statements presented on a

combined basis with THC's financial statements. Except for advances from THC, RCI will

not borrow money, guarantee or secure the obligations of any third party by any person, or

extend credit to any person or third party including for purposes of purchasing shares of

RCI common stock.

6.   RCI common stock will be non-transferable. Pursuant to the Plan, transfers,

distributions or withdrawals of RCI common stock are not permitted. Redemptions of RCI

common stock held by Eligible Employees participating in the Plan will be at par value and

will be conducted as part of the redemption of a holder's equity package, which will occur

at termination of employment with THC. If a holder of RCI common stock ceases to be an

Eligible Person, such holder's shares will be automatically redeemed for an amount in cash

equal to the par value of the shares redeemed.

Applicant's Legal Analysis:

1.   Section 6(b) of the Act provides, in part, that the Commission will exempt

employees' securities companies from the provisions of the Act to the extent that the

exemption is consistent with the protection of investors. Section 6(b) provides that the

Commission will consider, in determining the provisions of the Act from which the

company should be exempt, the company's form of organization and capital structure, the

persons owning and controlling its securities, the price of the company's securities and

the amount of any sales load, how the company's funds are invested, and the relationship

between the company and the issuers of the securities in which it invests. Section

2(a)(13) defines an employees' securities company, in relevant part, as any investment company all of whose securities (other than short-term paper) are beneficially owned (a)

by current or former employees, or persons on retainer, of one or more affiliated

employers, (b) by immediate family members of such persons, or (c) by such employer or

employers together with any of the persons in (a) or (b).

2.   Section 7 of the Act generally prohibits investment companies that are not

registered under section 8 of the Act from selling or redeeming their securities. Section

6(e) of the Act provides that, in connection with any order exempting an investment

company from any provision of section 7, certain provisions of the Act, as specified by

the Commission, will be applicable to the company and other persons dealing with the

company as though the company were registered under the Act. Applicant requests an

order under sections 6(b) and 6(e) of the Act exempting applicant from all provisions of

the Act, except section 9 and sections 36 through 53 of the Act, and the rules and

regulations under the Act (other than rule 38a-1). With respect to sections 17 and 30 of

the Act, and the rules and regulations thereunder, the exemption is limited as set forth in

the application.

3.   Section 17(a) generally prohibits any affiliated person of a registered

investment company, or any affiliated person of an affiliated person, acting as principal,

from knowingly selling or purchasing any security or other property to or from the

company. Since some of the shareholders who hold RCI common stock and THC

common stock could be deemed to be controlling shareholders of both companies, THC

may be deemed to be under common control with RCI and thus, an affiliated person of

RCI pursuant to section 2(a)(3)(C) of the Act. Applicant requests an exemption from

section 17(a) to permit: (a) THC to issue loans to RCI which could be viewed as a purchase, by RCI, of securities issued by THC that are not part of a general offering to the holders of a class of THC's securities;[3] and (b) RCI to repay THC's loans through any distributions that Captive may make to its shareholders.

    4.   Applicant states that an exemption from section 17(a) is consistent with the protection of investors and is necessary to promote the purpose of RCI. Applicant states that the Participants in RCI will be fully informed of the extent of RCI's dealings with THC. Additionally, the community of interest between the Participants and THC will serve to address the concerns under the Act.

    5.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit any affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, from participating in any joint arrangement with the company unless authorized by the Commission. Applicant requests relief to permit THC to participate in or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit sharing plan in which RCI is a participant. Applicant submits that the joint arrangement between THC and RCI, which was designed to create and maintain a structure that enables THC and its affiliated shareholders to take advantage of favorable federal income tax treatment of the transaction whereby THC may deduct insurance premiums paid to Captive when paid and recognize income for federal income tax purposes when and if it receives retroactive rate reductions from the insurance subsidiaries, may be deemed a joint transaction for purposes of section 17(d) and rule 17d-1 under the Act.

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[3] THC will make loans to RCI to fund RCI's purchase of Captive's equity securities and any subsequent capital assessment that Captive may require.

6.   Applicant asserts that compliance with section 17(d) would cause RCI to forego investment in the Captive simply because RCI is part of such joint arrangement with affiliated persons. Applicant asserts that the flexibility to structure joint transactions or joint arrangements will not involve abuses of the type section 17(d) and rule 17d-1 were designed to prevent.

7.   Section 17(f) of the Act designates the entities that may act as investment company custodians, and rule 17f-2 under the Act imposes certain requirements when the custodian is a registered management investment company. Applicant requests an exemption from section 17(f) and rule 17f-2 to permit the following exceptions from the requirements of rule 17f-2: (a) compliance with paragraph (b) of the rule may be achieved through safekeeping in the locked files of THC; (b) for purposes of paragraph (d) of the rule, (i) employees of THC will be deemed to be employees of RCI, and (ii) officers of THC will be deemed to be officers of RCI, and (c) instead of the verification procedure under paragraph (f) of the rule, verification will be effected quarterly by two senior level employees of THC. RCI's only investment will be its investment in the Captive and will either not be evidenced by negotiable certificates which could be misappropriated or will be represented by a certificate or certificates registered in RCI's name. Applicant asserts that the evidence of RCI's investment in the Captive is most suitably kept in the files of THC, where it can be referred to as necessary.

8.   Section 17(g) of the Act and rule 17g-1 under the Act generally require the bonding of officers and employees of a registered investment company who have access to its securities or funds. Rule 17g-1 requires that a majority of directors who are not interested persons take certain actions and give certain approvals relating to fidelity

bonding. Applicant requests exemptive relief to permit the directors of RCI, who may be deemed interested persons, to take actions and make determinations set forth in the rule. Applicant states that, because all of the directors of RCI will likely be affiliated persons, RCI could not comply with rule 17g-1 without the requested relief. Applicant also states that RCI will comply with all other requirements of rule 17g-1, except requirements relating to the provision of notices to the board of directors, the filing of copies of fidelity bonds and related information with the Commission, that RCI have a majority of other disinterested directors, that those disinterested directors select and nominate any other disinterested director, and that legal counsel for those disinterested directors be independent legal counsel.

9.   Section 17(j) of the Act and paragraph (b) of rule 17j-1 under the Act make it unlawful for certain enumerated persons to engage in fraudulent or deceptive practices in connection with the purchase or sale of a security held or to be acquired by a registered investment company. Rule 17j-1 also requires that every registered investment company adopt a written code of ethics and that every access person of a registered investment company report personal securities transactions. Applicant requests an exemption from the provisions of rule 17j-1, except for the anti-fraud provisions of paragraph (b), because they are unnecessarily burdensome as applied to RCI.

10.   Applicant requests an exemption from the requirements in sections 30(a), 30(b), and 30(e) of the Act, and the rules under those sections, that registered investment companies prepare and file with the Commission and mail to their shareholders certain periodic reports and financial statements. Applicant contends that the forms prescribed by the Commission for periodic reports have little relevance to RCI and would entail

administrative and legal costs that outweigh any benefit to the Participants in RCI.

Applicant also requests an exemption from section 30(h) of the Act to the extent necessary

to exempt THC, directors and any officer or other persons who may be deemed to be

members of an advisory board of RCI from filing Forms 3, 4, and 5 under section 16(a) of

the Securities Exchange Act of 1934 with respect to their ownership of RCI common stock.

Applicant asserts that, because there will be no trading market and the transfers of RCI

common stock will be severely restricted, these filings are unnecessary for the protection of

investors and burdensome to those required to make them.

11.   Rule 38a-1 requires investment companies to adopt, implement and

periodically review written policies reasonably designed to prevent violation of the federal

securities laws and to appoint a chief compliance officer. Applicant requests an exemption

from the requirements of rule 38a-1 on the basis that they are burdensome and unnecessary

and such exemption would be consistent with the policies of the Act. Applicant asserts

compliance with the rule would serve little purpose given the limited nature of RCI's

operations and since the sole purpose of RCI is to create a structure to provide favorable tax

treatment to THC.

Applicant's Conditions:

Applicant agrees that any order granting the requested relief will be subject to the

following conditions:

1.   Transactions otherwise prohibited by section 17(a) or section 17(d) and rule

17d-1 in which RCI is a party (the "Section 17 Transactions") will be effected only if the

RCI Board determines that:

(a) the terms of the Section 17 Transaction, including the consideration to be paid or received, are fair and reasonable to the Participants of RCI and do not involve overreaching of RCI or its Participants on the part of any person concerned; and

(b) the Section 17 Transactions are consistent with the interests of the Participants and with RCI's organizational and offering documents.

2. RCI and RCI's Board will maintain and preserve, for the life of RCI and at least six years thereafter, all accounts, books, and other documents as constitute the record forming the basis for the audited financial statements that are to be provided to the Participants, and agree that all such records will be subject to examination by the Commission and its staff. RCI will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years.

3. RCI's Board will send to each Participant who held RCI common stock at any time during the fiscal year then ended, RCI's audited financial statements, which audited financial statements may be presented on a combined basis with THC's financial statements.

For the Commission, by the Division of Investment Management, under delegated authority.

Cathy H. Ahn
Deputy Secretary